                                            Exhibit (a)(5)(iv)


FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

Media Contact Only:
Stephanie Giaramita
212-969-6387
Stephanie_Giaramita@acml.com

                 THE SOUTHERN AFRICA FUND, INC.
              ANNOUNCES EXPIRATION OF TENDER OFFER
                      AND PRELIMINARY RESULTS

NEW YORK, NY June 13, 2001 - The Southern Africa Fund, Inc. (NYSE:SOA) (the "Fund") announced today that its tender offer for 228,270 of its issued and outstanding shares of common stock, representing approximately 5% of the Fund's outstanding shares expired June 12, 2001 at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 P.M. Eastern Time on June 14, 2001.

Based upon current information, approximately 3,050,489 shares were tendered, of which approximately 91,196 shares were tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 7.5% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on June 15, 2001 of 228,270 shares properly tendered and not withdrawn and that payment for such shares will be made on June 18, 2001. The purchase price of properly tendered shares is the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange today.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital
Management L.P. As of June 8, 2001, the Fund's total net assets were approximately $65.9 million.









00250160.BC0